EXHIBIT 99.1

Internet Gold Announces Update Regarding Motion to Certify a Claim as a Derivative Claim

with respect of B Communications Ltd. and the Company

Ramat Gan, Israel – July 19, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD).

As detailed in the Company’s public announcement dated July 29, 2016 and in the updated description included in Item 8 (Legal Proceedings) in the Company’s 2018 Periodic Report (20F report), on July 2016, a motion to certify a claim as a derivative claim was filed with the Tel Aviv-Jaffa District Court (the “Court”) in which B Communications Ltd. (“BCOM”), the Company and members of BCOM’s Board of Directors were named as respondents, alleging that BCOM has unlawfully distributed dividend on June 2016.

On July 18, 2019 the Court has approved the filing of the claim as a derivative claim with respect to the Company and dismissed the claim against the members of BCOM’s Board of Directors.

The Company is examining the decision.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yuval Snir– IR Manager

yuval@igld.com / Tel: +972-3-924-0000